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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING
                                 FORM 10-QSB

For the Quarter Ended                                   Commission File No.
September 30, 1996                                           33-27627


Part I--Registrant Information


                          3D IMAGE TECHNOLOGY, INC.
            (Exact Name of Registrant as Specified in Its Charter)


     Delaware                                                   76-0265438
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(State or other jurisdiction of                                 (IRS Employer
Incorporation or organization)                               Identification No.)

5172 Brook Hollow Parkway, Ste. G
Norcross, Georgia                                                  30071
(Address of Principal executive offices)                        (Zip Code)

Registrant's telephone number,
including area code:                                          (770) 416-8848
                                                              --------------
Part II--Rules 12-b-25 (b) and (c)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject quarterly or transition report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

Part III

        Form 10-QSB for the quarter ended September 30, 1996 could not be filed within the prescribed period since the Registrant has been unable to complete its financial statements.
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Part IV - Other Information

1.  Name and telephone number of person             Robert J. Hipple
    to contact in regard to this notification         (770) 551-8800


2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      X    Yes           No
     ---           ---


                          3D Image Technology, Inc.
                 (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1996             By:


                                     /s/ Sunny Ip
                                     ------------------------------
                                     Sunny Ip
                                     Director and Executive
                                     Vice President